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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio of earnings to fixed charges)

        The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 1997, 1998, 1999, 2000, 2001, for the three months ended March 31, 2002, for the pro forma year ended December 31, 2001, and the pro forma three months ended March 31, 2002. As earnings were inadequate to cover the combined fixed charges, we have provided the average deficiency amounts. For purposes of this computation, earnings are defined as net loss excluding the preferred stock dividend requirement on our Series A and Series B preferred stock. Fixed charges are the sum of (i) interest costs including the amortization of deferred financing costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor of 15%. On a pro forma basis, we have assumed as of January 1, 2001, the early extinguishment of our 14% senior subordinated debt, which occurred on May 1, 2002, and assumed the receipt of $125 million in proceeds from the private placement of our 5 1/2% convertible subordinated notes due 2009, which occurred on May 1, 2002. The pro forma results are representative of the reduction in interest expense for the payment of our 14% senior subordinated debt and the additional interest expense associated with the issuance of our 5 1/2% convertible subordinated notes.

								Pro Forma Three Months Ended March 31, 2002
	Years Ended December 31,					Three Months Ended March 31, 2002
							Pro Forma Year Ended December 31, 2001
	1997	1998	1999	2000	2001
Net loss before accretion of dividend on preferred stock	$(31,066)	$(42,983)	$(59,225)	$(53,485)	$(73,832)	$(17,972)	$(73,832)	$(17,972)
Interest expense on indebtedness	$3,585	$9,355	$11,424	$13,160	$15,248	$4,631	$12,473	$3,711
Interest expense on portion of rent
Expense representative of interest	$223	$268	$352	$605	$605	$177	$605	$177

Earnings	$(27,258)	$(33,360)	$(47,449)	$(39,720)	$(57,979)	$(13,164)	$(60,754)	$(14,084)
Interest expense on indebtedness	$3,585	$9,355	$11,424	$13,160	$15,248	$4,631	$12,473	$3,711
Interest expense on portion of rent
Expense representative of interest	$223	$268	$352	$605	$605	$177	$605	$177

Total Fixed Charges	$3,808	$9,623	$11,776	$13,765	$15,853	$4,808	$13,078	$3,888

Ratio of earnings to fixed charges	—	—	—	—	—	—	—	—

Coverage deficiency	$(31,066)	$(42,983)	$(59,225)	$(53,485)	$(73,832)	$(17,972)	$(73,832)	$(17,972)

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratio of earnings to fixed charges)